Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions)
Income before income taxes	$901	$660	$377	$428	$355
Plus fixed charges:
Interest expense including amortization of debt issuance costs	71	77	78	92	107
Assumed interest element included in rent expense	21	17	16	5	4

	92	94	94	97	111

Adjusted earnings	993	754	471	525	466
Fixed charges	(92)	(94)	(94)	(97)	(111)

Excess of earnings to cover fixed charges	$901	$660	$377	$428	$355

Ratio of earnings to fixed charges (1)	10.84	8.02	5.01	5.41	4.20

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.